After all of the transactions reported on this Form 4, the Reporting Person is the direct beneficial owner of 28,657 shares of Common Stock and the indirect beneficial owner of 2,570,941 shares of Common Stock held as follows: 555 shares by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle; 1,991,009 shares by Willing L. Biddle (including 950,000 restricted Common shares issued to Mr. Biddle pursuant to the Restricted Stock Award Plan); 284,240 shares by each of the CUB Trust and the WLB Trust; 2,307 shares by Mr. Biddle's IRA; 5,163 shares by the P.T. Biddle (Deceased) IRA for the benefit of Mr. Biddle; 2,357 shares by the trust established under the Issuer's Deferred Compensation Plan dated 01/01/2005 for the benefit of Mr. Biddle; and 1,070 shares by the Charles and Phoebe Biddle Trust for the benefit of the Issue of Mr. Biddle, for which Mr. Biddle and Charles J. Urstadt are the sole trustees. Mrs. Biddle disclaims beneficial ownership of any shares held by the WLB Trust. The number of shares reported does not include shares of Common Stock of the Issuer owned by Urstadt Realty Associates Co LP ("URACO"), a Delaware limited partnership of which the Catherine U. Biddle Irrevocable Trust (the "Irrevocable Trust") is a limited partner. Shares held by URACO are separately reported by the general partner of URACO. The Reporting Person is the sole beneficiary of the Irrevocable Trust.